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                             January 13, 2021

       Tim Vanderhook
       Chief Executive Officer
       Viant Technology Inc.
       2722 Michelson Drive, Suite 100
       Irvine, CA 92612

                                                        Re: Viant Technology
Inc.
                                                            Amendment No. 2 to
Draft Registrant Statement on Form S-1
                                                            Submitted January
11, 2021
                                                            CIK: 0001828791

       Dear Mr. Vanderhook:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 23, 2021.

       Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted January 11, 2021

       Risk Factors
       We receive a significant amount of revenue..., page 19

   1. Please quantify the percentage of revenue derived from the two advertising agency holding companies that
each represented more than 10% of your revenue for the periods presented.
       Unaudited Pro Forma Consolidated Financial Information and Other Data, page 71

   2. Please note that once this information is finalized and actual amounts are provided, we may have further
questions regarding your pro forma adjustments related to the
 Tim Vanderhook
FirstName  LastNameTim
Viant Technology Inc. Vanderhook
Comapany
January 13,NameViant
            2021     Technology Inc.
January
Page 2 13, 2021 Page 2
FirstName LastName
         Reorganization and Offering Transactions.
Key Operating and Financial Performance Metrics
Use of Non-GAAP Financial Measures, page 92

3. We note that you present the non-GAAP measure of adjusted EBITDA as a percentage of revenue ex-TAC. Please revise to clarify why this measure is useful to investors and to the extent you continue to include such measure, also provide the comparable GAAP measure of net loss as a percentage of gross profit with equal or greater prominence.
         Refer to Item 10(e)(1)(A)(i) of Regulation S-K.
Revenue ex-TAC, page 93

4. We note the discussion of your non-GAAP gross profit measure begins with a discussion of your contractual arrangements and includes a cross reference to your revenue recognition critical accounting policy disclosures. Please remove this information and discuss the measure as it relates to your GAAP gross profit or explain.
Executive Compensation, page 120

5. We note your response to prior comment 4 and the revised executive compensation disclosure for the year ended December 31, 2020. Please be advised that executive compensation disclosure for the year ended December 31, 2019 is also required to be included in your registration statement as that information previously was required to be provided in response to a Commission filing requirement. Refer to Instruction 1 to Item
         402(c) of Regulation S-K.
Notes to Consolidated Financial Statements
Concentration of Risk, page F-16

6. We have considered your response to prior comment 5 as well as comment 23 in your
         December 9, 2020 letter and continue to believe that you should disclose the fact that two advertising holding companies comprised more than 10% of your revenue and include the percentage of revenue from each such customer for each applicable period. Please revise your footnote disclosures pursuant to ASC 280-10-50-42.
        You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at
(202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
 Tim Vanderhook
Viant Technology Inc.
January 13, 2021
FirstName
Page 3         LastNameTim Vanderhook
Comapany NameViant Technology Inc.
                                        Office of Technology
January 13, 2021 Page 3
cc:       Stewart McDowell
FirstName LastName